SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(AMENDMENT #2)

FIRST CITIZENS BANCSHARES, INC.
(Name of Issuer)

COMMON CAPITAL STOCK
(Title of Class of Securities)

319462-10
(CUSIP Number)

Check the following box if a fee is being paid with this statement. [ ]

(1)    Name and S.S. Number of Reporting Person
            First Citizens National Bank Employee Stock Ownership Plan and Trust      62-0201100

(2)    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)  [ X ]
        (b)  [     ]

(3)    SEC Use Only

(4)    Citizenship or Place of Organization:    Dyersburg, Tennessee

Number of Shares Beneficially Owned by Each Reporting Person with

(5)     Sole Voting Power            719,882

(6)     Shared Voting Power                    0

(7)     Sole Dispositive Power      719,882

(8)     Shared Dispositive Power             0

(9)     Aggregate Amount Beneficially Owned by Reporting Person        719,882

(10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares   [ ]

(11)    Percent of Class Represented by Amount in Row (9)        19.36%

(12)    Type of Reporting Person            EP

Item 4.    Ownership as of December 31, 1999

            (a)    Amount Beneficially Owned:    719,882

            (b)    Percent of Class:                         19.36%

            (c)    Number of shares as to which such person has:

                    ( i)    sole power to vote or to direct the vote                           719,882
                    (ii)    shared power to vote or to direct the vote                                  0
                    (iii)    sole power to dispose or to direct the disposition of                   0
                    (iv)    shared power to dispose or to direct the disposition of    719,882

Item 10.    Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2002                              /s/     TOMMY LIPFORD
                                                                      ADMINISTRATOR
                                                                    First Citizens National Bank
                                                                         ESOP Plan & Trust

Date: January 28, 2002                                  /s/    KERRIE HECKETHORN
                                                                              ADMINISTRATOR
                                                                        First Citizens National Bank
                                                                                ESOP Plan & Trust

Date: January 28, 2002                                  /s/    JUDY LONG
                                                                              ADMINISTRATOR
                                                                        First Citizens National Bank
                                                                                ESOP Plan & Trust

Date: January 28, 2002                                  /s/    JEFF AGEE
                                                                              ADMINISTRATOR
                                                                        First Citizens National Bank
                                                                                ESOP Plan & Trust

Date: January 28, 2002                                  /s/    BEN RAGAN
                                                                              ADMINISTRATOR
                                                                        First Citizens National Bank
                                                                                ESOP Plan & Trust